Exhibit (a)(1)(e)

FORM OF

PROMISE TO MAKE CASH PAYMENT

Dear [Employee],

In exchange for your agreement to amend your outstanding stock options to purchase shares of CNET Networks, Inc. (“CNET”) common stock as indicated by your election form, CNET hereby promises to pay you a cash payment equal to the revised option price minus the option price, multiplied by the number of options with respect to which you have elected to participate in the offer, in each case as set forth in the attached addendum. Any such payment will be paid, less applicable tax withholding, on the first payroll date following January 1, 2008. The payments due to you are shown on the attached schedule.

This Promise to Make Cash Payment is subject to the terms and conditions of the offer as set forth in: (1) the Offer to Amend Certain Options; (2) the e-mail from George Mazzotta dated March 7, 2007; (3) the election form; and (4) the withdrawal form (collectively, the “Offer Documents”), all of which are incorporated herein by reference. This Promise to Make Cash Payment and the Offer Documents reflect the entire agreement between you and CNET with respect to this transaction. This Promise to Make Cash Payment may be amended only by means of a writing signed by you and an authorized officer of CNET. This Promise to Make Cash Payment may not be transferred or assigned by you without the express written consent of CNET. This Promise to Make Cash Payment is governed by, and shall be construed in accordance with, the laws of the State of California.

CNET NETWORKS, INC.

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